UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES MANAGEMENT CHANGES AT MECHEL BLUESTONE

Moscow, Russia — March 07, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of a new Chief
Executive Officer at Mechel Bluestone.
In March 2013, Stephen Douglas Williams was appointed Mechel Bluestone’s Chief
Executive Officer, replacing Tom Lusk.
Mechel Mining Management Company OOO’s Chief Executive Officer Boris Nikishichev
commented:
“Tom Lusk’s professionalism and excellent knowledge enabled us to successfully go through the transition period and overcome many difficulties. We are wholeheartedly grateful to him for his help and hard work. Stephen Douglas
Williams has extensive experience and has proved himself to the market as a first-class specialist and skilled manager. Besides, he has worked at Mechel
Bluestone since January as chief operating officer, which enabled him to delve deeply into the company’s business processes. We are sure that he will make
Mechel Bluestone even more successful and efficient.”
Prior to his appointment, since January 2013 Mr. Williams was Chief Operating
Officer at Mechel Bluestone. Before that, since August 2010 he was senior vice president and chief operating officer at Natural Resources International
(Barclays Natural Resources). In 2009-2010, he was chief operating officer at
INR Energy, LLC. In 2008-2009, he was senior vice-president for mining at Cliffs
North American Coal. In 2003-2007, he was vice-president and general manager at
Pinnacle Mining Co., LLC. In 2002-2003, he was general manager for Asia/Pacific at CNX Australia. In 1999-2002, he was first assistant mine superintendent and then mine superintendent at VP 8 Mine, Island Creek Coal Company (CONSOL
Energy). In 1993-1999, he worked as attorney-at-law at Steptoe and Johnson,
P.L.L.C. In summers of 1991 and 1992, he worked as assistant contract mine coordinator at Catenary Coal Company. Before that, in 1988-1990, he was longwall coordinator at Humphrey Mine, Consolidation Coal Company. In 1985-1988, he
worked first as project engineer and then as production foreman at Osage and
Arkwright Mines, Consolidation Coal Company.
Mr. Williams graduated from West Virginia University’s College of Mineral and
Energy Resources with a bachelor’s degree in engineering of mines. He also holds a doctorate of jurisprudence from West Virginia University’s College of Law.

***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 07, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO